

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2024

Sean Carrick
Chief Executive Officer
Nascent Biotech Inc.
623 17th Street Suite 4
Vero Beach, FL 32960

Re: Nascent Biotech Inc.
Registration Statement on Form S-1
Filed March 15, 2024
File No. 333-277960

Dear Sean Carrick:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please revise your cover page to disclose the date the best efforts offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

2. We note disclosure here stating you intend to register a total of 32,500,000 shares of common stock in connection with this registration statement. However, disclosure in the table on page 5 appears to indicate that the total number of shares being registered is 22,250,000 shares. Please reconcile your disclosure or advise. In your disclosure on page 5, please also distinguish between the primary offering of shares by the company and the secondary offering of shares by the selling security holders.

Private Placements, page 13

3. Please provide a more fulsome description of the private placements from which the

selling security holders acquired the shares being registered for resale. Your revisions should include the date these agreements were entered into and a discussion of the material terms of such agreements.

Selling Security Holders, page 13

4. Please remove the 20,000,000 shares being offered by the Company from your selling shareholder table as these shares are being offered on a primary basis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Claudia J. McDowell, Esq.